Exhibit 21.1

SUBSIDIARIES OF ENERGY PARTNERS, LTD.

(AS OF DECEMBER 31, 2011)

SUBSIDIARY	STATE OR JURISDICTION OF INCORPORATION OR ORGANIZATION
EPL Pipeline, L.L.C.	Delaware
Nighthawk, L.L.C.	Louisiana
EPL of Louisiana, L.L.C.	Louisiana
Delaware EPL of Texas, LLC	Delaware
Anglo-Suisse Offshore Pipeline Partners, LLC	Delaware
EPL Pioneer Houston, Inc.	Texas
EPL Nicaragua, Ltd.	Cayman Islands
EPL International, Ltd.	Cayman Islands